Almere, The Netherlands
March 4, 2015
ASM INTERNATIONAL N.V. REPORTS
FOURTH QUARTER 2014 RESULTS

ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its fourth quarter 2014 operating results (unaudited) in accordance with US GAAP.

FINANCIAL HIGHLIGHTS

	Quarter			Full Year
EUR million	Q4 2013	Q3 2014	Q4 2014	Pro-forma 1) 2013	2014
New orders	133.1	156.2	154.4	479.6	602.1
Net sales	126.9	122.2	124.3	452.0	545.6
Gross profit margin %	39.3%	43.2%	43.0%	39.0%	43.1%
Operating result	15.8	17.2	13.4	44.7	90.5
Result from investments (excl. amortization and fair value purchase price allocation)	1.5	30.7	8.9	20.9	61.1
Remeasurement gain, realized gain on sale of ASMPT shares, amortization and fair value adjustments1)	(343.2)	(5.7)	(6.0)	1,006.4	(22.5)
Net earnings	(334.0)	54.6	21.0	1,051.9	137.3
Normalized net earnings (excl. remeasurement gain realized gain on sale of ASMPT shares, amortization and fair value adjustments)	9.3	60.2	26.9	45.5	159.8

•	Net sales for the fourth quarter 2014 increased with 2% compared to the third quarter. Year-on-year net sales decreased with 2%.

•	New orders at €154 million were slightly above our guidance of a €130-150 million range.

•
Normalized net earnings for the fourth quarter 2014 decreased compared to the third quarter, mainly due to a lower result from investments which includes a provision for a tax settlement of ASMPT in Hong Kong for the period 2001-2010 with an impact of €9 million, and less positive currency effects on cash we hold in foreign currencies (especially US$). Compared to the same quarter last year, besides the effect of higher results from investments and currencies, the improvement was mainly due to higher sales in combination with effects of changes in our manufacturing operations and supply chain.

1) Following the close of the sale on March 15, 2013 of a 12% share in ASMPT, the entity in which the Back-end segment is organized, ASMI's shareholding is reduced to 40%. As a consequence, as from March 15, 2013 the results of ASMPT are deconsolidated. From that date onwards the net result of ASMPT is reported on the line 'result from investments'. In 2013 a purchase price allocation took place, which was finalized in the fourth quarter, resulting in the recognition and subsequent amortization of certain intangible assets.

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COMMENT
Commenting on the results, Chuck del Prado, President and Chief Executive Officer of ASM International said:
"2014 was a strong year for ASM. We realized, excluding ASMPT, the highest sales level ever with a stable gross margin during the year of approximately 43%. (PE)ALD demand was strong and we extended our customer base. This creates a solid base and has led to the decision to propose in the coming AGM an increase of our dividend with 20% to €0.60 per share. Q4 showed relatively stable sales as compared to Q3, while our order intake at €154 million was slightly above the range as indicated. This established a strong backlog of €176 million at the beginning of 2015."

OUTLOOK
For Q1 we expect sales between €150 and €160 million. For Q2 we expect a double digit sales increase as compared to Q1. For the second half of 2015 the current visibility is limited. The Q1 order intake is expected to be in the range of €145-165 million.

SHARE BUYBACK PROGRAM
On October 29, 2014, ASMI announced a share buyback program, to purchase up to an amount of €100 million of its own shares within the 2014-2015 time frame. The repurchase program is part of ASMI's commitment to use excess cash for the benefit of its shareholders.
ASMI intends to use part of the shares for commitments under employee share-based compensation schemes.
The buyback program is executed by intermediaries through on-exchange purchases or through off-exchange trades. The program started on November 24, 2014, and will end on completion of the program but ultimately on November 20, 2015.
The maximum number of shares to be repurchased on any given day will not exceed 25% of the average daily trading volume on the regulated market on which purchases are made, calculated over the last 20 trading days before the date of repurchase. The program does not include the repurchase of ASMI's New York Registry Share program. On March 3, 2015 of the total program 47% has been repurchased of which 32% was repurchased in Q4 2014.

2014 ANNUAL REPORTS
On April 9, 2015 ASMI will publish its 2014 Annual Report on Form 20-F and Statutory Annual Report. The reports will be published on our website at www.asm.com.
About ASM International
ASM International NV, headquartered in Almere, the Netherlands, its subsidiaries and participations design and manufacture equipment and materials used to produce semiconductor devices. ASM International, its subsidiaries and participations provide production solutions for wafer processing (Front-end segment) as well as for assembly & packaging and surface mount technology (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM International will host an investor conference call and web cast on Thursday, March 5, 2015 at 15:00 Continental European Time (9:00 a.m. - US Eastern Time).

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The teleconference dial-in numbers are as follows:

•	United States: +1 646 254 3361

•	International: + 44 (0)20 3427 1917

•	The Netherlands: + 31 (0)20 716 8257

•	Access Code: 7221867

A simultaneous audio web cast will be accessible at www.asm.com.

CONTACT

Investor contact:

Victor Bareño
T: +31 88 100 8500
E: victor.bareno@asm.com

Mary Jo Dieckhaus
T: +1 212 986 2900
E: maryjo.dieckhaus@asm.com

Media contact:

Ian Bickerton
T: +31 625 018 512

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ANNEX 1

OPERATING AND FINANCIAL REVIEW
FOURTH QUARTER 2014

The following table shows the operating performance for the fourth quarter of 2014 as compared to the third quarter of 2014 and the fourth quarter of 2013:

EUR million	Q4 2013	Q3 2014	Q4 2014	Change Q3 2014 to Q4 2014	Change Q4 2013 to Q4 2014
New orders	133.1	156.2	154.4	(1)%	16%
Backlog	114.8	146.9	176.1	20%	53%
Book-to-bill	1.0	1.3	1.2

Net sales	126.9	122.2	124.3	2%	(2)%
Gross profit	49.9	52.9	53.5	1%	7%
Gross profit margin %	39.3%	43.2%	43.0%

Selling, general and administrative expenses	(18.6)	(19.9)	(21.5)	8%	16%
Research and development expenses	(15.0)	(15.7)	(18.5)	18%	23%
Restructuring expenses	(0.5)	—	—	n/a	n/a

Operating result	15.8	17.2	13.4	(3.8)	(2.4)
Operating margin %	12.5%	14.1%	10.8%

Financing costs	(4.5)	16.1	8.2	(7.9)	12.7
Income tax	(3.6)	(3.9)	(3.6)	0.3	—
Result from investments	1.5	30.7	8.9	(21.8)	7.4
Remeasurement gain, realized gain on sale of ASMPT shares, amortization and fair value adjustments	(343.2)	(5.7)	(6.0)	(0.3)	337.2

Net earnings	(334.0)	54.6	21.0	(33.6)	355.0
Normalized net earnings (excl. remeasurement gain, subsequent impairment charge, realized gain on sale of ASMPT shares, amortization and fair value adjustments)	9.3	60.2	26.9	(33.3)	17.6

Net earnings per share, diluted	€(5.70)	€0.84	€0.33	€(0.51)	€6.03
Normalized net earnings per share, diluted	€0.14	€0.93	€0.42	€(0.51)	€0.28

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Results

The backlog increased from €147 million at the end of the third quarter to €176 million as per December 31, 2014, an all time high level. The book-to-bill ratio for Q4 was 1.2.

The following table shows the level of new orders for the fourth quarter of 2014 and the backlog at the end of the fourth quarter of 2014, compared to the previous quarter and the comparable quarter previous year:

EUR million	Q4 2013	Q3 2014	Q4 2014	Change Q3 2014 to Q4 2014	Change Q4 2013 to Q4 2014
Backlog at the beginning of the quarter	111.4	109.1	146.9	35%	32%
New orders for the quarter	133.1	156.2	154.4	(1)%	16%
Net sales for the quarter	(126.9)	(122.2)	(124.3)	2%	(2)%
FX-effect for the quarter	(2.7)	3.8	(0.9)

Backlog at the end of the quarter	114.8	146.9	176.1	20%	53%

Book-to-bill ratio (new orders divided by net sales)	1.0	1.3	1.2

Net sales for the fourth quarter 2014 increased with 2% compared to the previous quarter and decreased with 2% year-on-year, mainly driven by lower ALD and PEALD, as customers are absorbing the investments made in the last quarters. The impact of currency changes was an increase of 2% quarter to quarter and an increase of 3% year-on-year.

The gross profit margin in the fourth quarter was stable on a level of 43.0% (Q3 2014: 43.2%), mainly caused by mix effects. For Q4 2013 gross profit margin as a percentage of sales was 39.3%. The improvement year- on-year is caused by higher sales in combination with effect of changes in our manufacturing operations and supply chain. The impact of currency changes on gross profit was flat quarter to quarter and an increase of 2% year-on-year.

Selling, general and administrative expenses increased with 8% compared to the previous quarter. As a percentage of sales SG&A expenses were 17% (Q3 2014: 16%, Q4 2013: 15%). The impact of currency changes on SG&A expenses was an increase of 2% quarter to quarter and an increase of 3% year-on-year. SG&A expenses included certain one offs mainly related to the reassessment of vesting of options under employee share based compensation schemes. Excluding those one offs SG&A would have been at the same level of the previous quarter.

Research and development expenses increased with 18% compared to the previous quarter. As a percentage of sales R&D expenses were 15%, compared to 13% for the previous quarter. For the fourth quarter of 2013 this was 12%. The impact of currency changes on R&D expenses was an increase of 2% quarter to quarter and an increase of 1% year-on-year.

Financing costs are mainly related to translation results. A substantial part of ASMI's cash position is denominated in US dollar. Currency changes, mainly between US dollar and Euro during Q4 resulted in a translation gain of €8.2 million compared to a gain of €16.6 million in the previous quarter.

Result from investments includes our 40% share in net earnings of ASMPT. In Q4 ASMPT showed a sales decrease of 29% compared to the previous quarter, from HK$4,852 million to HK$3,446 million. Sales were 25% above the level of Q4, 2013 of HK$2,764 million. Net earnings, on a 100% basis, decreased from €77 million in Q3 to €23 million (excluding one-offs €45 million). Q4 last year, also on a 100% basis, showed net profit at €5 million (excluding one-offs €13 million).

The amortization of the recognized intangible assets and the depreciation of the fair value adjustment for property, plant & equipment negatively impacted net earnings with €6.0 million in Q4. For the full year of 2014 this amortization and depreciation amounted to€22.5 million. For the year 2015 and 2016 this amount will remain at the same level.

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Cash flow, balance sheet, liquidity and capital resources

Cash flow. The following table shows the cash flow statement on a comparable basis. The ASMPT numbers have been deconsolidated and the effects of the purchase price allocation have been eliminated.

EUR million	Q4 2013	Q3 2014	Q4 2014
Net earnings	9.3	60.2	26.9
Adjustments to cash from operating activities
Depreciation and amortization	5.7	5.3	5.8
Income tax	4.0	(1.6)	3.4
Result from investments	(1.5)	(30.7)	(8.9)
Other adjustments	1.4	(13.2)	(5.6)

Changes in other assets and liabilities
Accounts receivable	(21.1)	0.6	(3.3)
Inventories	9.0	(4.6)	(12.9)
Accounts payable	7.2	3.5	9.9
Other assets and liabilities	(1.2)	3.1	(4.3)
Net cash provided (used) by operating activities	12.8	22.6	11.0

Capital expenditures	(8.8)	(9.9)	(14.1)
Other	1.2	—	(1.3)
Net cash provided (used) in investing activities	(7.6)	(9.9)	(15.4)

Debt issuance fees paid	—	(0.1)	—
Share buy back	—	—	(29.3)
Shares issued	4.6	0.2	1.7
Dividend paid and capital repaid to shareholders ASMI	0.1	(4.1)	—
Dividend received from investments	—	12.5	—
Net cash provided (used) in financing activities	4.7	8.5	(27.6)

Net cash (used) provided	9.9	21.2	(32.0)

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Balance sheet.

EUR million	December 31, 2013	December 31, 2014
Cash and cash equivalents	312.4	385.8
Accounts receivable	83.0	82.0
Inventories	104.5	123.5
Other current assets	18.1	26.8
Total current assets	517.9	618.0

Investments and associates	944.0	1,092.1
Property, plant and equipment	56.5	79.2
Goodwill	11.4	12.1
Other non-current assets	21.3	25.5
Total non-current assets	1,033.2	1,208.9

Total assets	1,551.2	1,826.9

Accounts payable	44.8	61.1
Other current liabilities	56.6	73.9
Total current liabilities	101.5	134.9

Pension liabilities	2.5	1.8
Total non-current liabilities	2.5	1.8

Shareholders' equity	1,447.2	1,690.2

Total liabilities and shareholders' equity	1,551.2	1,826.9

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased to €108 million compared to €100 million per September 30, 2014. On a currency comparable level net working capital would have been €106 million. The number of outstanding days of working capital, measured against quarterly sales, increased from 73 days at September 30, 2014 to 78 days on December 31, 2014. Inventories include approximately €30 million of finished goods, already shipped to customers which will be recognized as revenue in future quarters. At the end of the third quarter this amount was €8 million.

Sources of liquidity. On December 31, 2014, the Company’s principal sources of liquidity consisted of €386 million in cash and cash equivalents and €150 million in undrawn bank lines.

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OPERATING AND FINANCIAL REVIEW
FULL YEAR, 2014

The following table shows the operating performance for the full year 2014 as compared to the same period of the previous year on a pro-forma basis:

	Full Year,
EUR million	2013, Pro-Forma	2014	Change
New orders	479.6	602.1	26%
Backlog	114.8	176.1	53%
Book-to-bill	1.1	1.1

Net sales	452.0	545.6	21%
Gross profit	176.2	235.0	33%
Gross profit margin %	39.0%	43.1%

Selling, general and administrative expenses	(70.7)	(80.5)	14%
Research and development expenses	(58.3)	(63.9)	10%
Restructuring expenses	(2.5)	(0.1)	n/a

Operating result	44.7	90.5	45.8
Operating margin %	9.9%	16.6%

Financing costs	(10.7)	25.7	36.4
Income tax	(9.5)	(17.6)	(8.1)
Result from investments	20.9	61.1	40.2
Remeasurement gain, realized gain on sale of ASMPT shares, amortization and fair value adjustments	1,006.4	(22.5)	(1,028.9)

Net earnings	1,051.9	137.3	(914.6)
Normalized net earnings (excl. remeasurement gain, subsequent impairment charge, realized gain on sale of ASMPT shares, amortization and fair value adjustments)	45.5	159.8	114.3

Net earnings per share, diluted	€16.35	€2.14	€(14.21)
Normalized net earnings per share, diluted	€0.71	€2.49	€1.78

The pro-forma figures show ASMI numbers whereby ASMPT is deconsolidated. Result from investments reflects ASMI's share in the net earnings of ASMPT. In the pro-forma results for Q1, 2013 a share of 52% in ASMPT's net earnings is presented for the period January 1- March 15. For the period March 16 - March 31 the actual 40% shareholding is reflected.

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Results

The backlog increased with 53% compared to December 31 last year. The book-to-bill ratio was 1.1.

The following table shows the level of new orders for the full year 2014, the backlog as per December 31,2014 compared to the comparable period of 2013:

	Full Year,
EUR million	2013	2014	% Change
Backlog at the beginning of the year	91.7	114.8	25%
New orders	479.6	602.1	26%
Net sales	(452.0)	(545.6)	21%
FX-effect	(4.4)	4.8

Backlog as per reporting date	114.8	176.1	53%

Book-to-bill ratio (new orders divided by net sales)	1.1	1.1

Net sales for the full year 2014 increased with 21% year-on-year, mainly driven by ALD and PEALD sales, which were subsequently higher than in the comparable period last year. The impact of currency changes was a decrease of 1%.

The gross profit margin for the full year 2014 increased to 43.1% (2013: 39.0%). This resulted from continued positive mix effects and a high utilization in combination with effects of changes in our manufacturing operations and supply chain. The impact of currency changes was a decrease of 2%.

Selling, general and administrative expenses increased with 14% compared to the comparable period previous year. As a percentage of sales SG&A expenses were 15% compared to 16% for the same period previous year. The impact of currency changes was a decrease of 4%.

Research and development expenses increased with 10% compared to the comparable period previous year. As a percentage of sales R&D expenses decreased to 12%, compared to 13% for the same period previous year. The impact of currency changes was flat.

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Cash flow

Cash flow. The following table shows the cash flow statement on a comparable basis. The ASMPT numbers have been deconsolidated:

	Full Year,
EUR million	2013	2014
Net earnings	45.5	159.8
Adjustments to cash from operating activities
Depreciation and amortization	20.7	21.2
Income tax	6.6	5.8
Result from investments	(20.9)	(61.1)
Other adjustments	4.5	(15.7)

Changes in other assets and liabilities
Accounts receivable	(26.5)	6.8
Inventories	9.8	(11.7)
Accounts payable	3.2	20.4
Other assets and liabilities	6.9	(7.0)
Net cash provided (used) by operating activities	49.7	118.4

Capital expenditures	(9.0)	(38.3)
Other	(0.3)	(1.5)
Net cash provided (used) in investing activities	(9.3)	(39.8)

Purchase treasury shares	—	(29.3)
Shares issued	5.8	4.8
Debt issuance fees paid	—	(1.4)
Dividend paid and capital repaid to shareholders ASMI	(301.2)	(31.8)
Dividend received from investments	10.3	20.0
Net cash provided (used) in financing activities	(285.1)	(37.9)

Net cash (used) provided	(244.7)	40.7

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ANNEX 2

RECONCILIATION RESULTS TO ASMI CONSOLIDATED

The results of Back-end were consolidated until March 15, 2013. From that date on the net result of ASMPT is reported on the line "result from investments".

FULL YEAR 2014

	Full year
EUR million, except earnings per share	2013	2014	% Change
Net sales	612.3	545.6	(11)%
Gross profit	214.6	235.0	10%
Gross profit margin %	35.0%	43.1%

Selling, general and administrative expenses	(96.3)	(80.5)	(16)%
Research and development expenses	(75.4)	(63.9)	(15)%
Restructuring expenses	(2.5)	(0.1)	n/a
Result from operations	40.4	90.5	n/a

Net earnings -1-	1,051.9	137.3	n/a
Net earnings per share, diluted in euro -1-	€16.35	€2.14	n/a
1) Allocated to the shareholders of the parent

Net Sales

	Full year
EUR million	2013	2014	% Change
Front-end	452.0	545.6	21%
Back-end	160.3	—	n/a
ASMI consolidated	612.3	545.6	(11)%

Gross Profit (Margin)

	Full year
EUR million	Gross profit		Gross profit margin
	2013	2014	2013	2014	Increase or (decrease) percentage points
Front-end	176.2	235.0	39.0%	43.1%	4.1	ppt
Back-end	38.4	—	24.0%	—%	n/a
ASMI consolidated	214.6	235.0	35.0%	43.1%	8.1	ppt

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Selling, General and Administrative Expenses

	Full year
EUR million	2013	2014	% Change
Front-end	70.7	80.5	14%
Back-end	25.6	—	n/a
ASMI consolidated	96.3	80.5	(16)%

Research and Development Expenses

	Full year
EUR million	2013	2014	% Change
Front-end	58.3	63.9	10%
Back-end	17.1	—	n/a
ASMI consolidated	75.4	63.9	(15)%

Result from Operations

	Full year
EUR million	2013	2014	Change
Front-end
Before special items	47.2	90.6	43.4
Restructuring expenses	(2.5)	(0.1)	2.4
After special items	44.7	90.5	45.8

Back-end	(4.3)	—	4.3
ASMI consolidated	40.4	90.5	50.1

Net Earnings allocated to the shareholders of the parent

	Full year
EUR million	2013	2014	Change
Front-end
Before special items	27.1	98.5	71.4
Restructuring expenses	(2.5)	(0.1)	2.4
After special items	24.6	98.4	73.8

Back-end
Until March 15, 2013 consolidated	(2.8)	—	2.8
As from March 15, 2013 as a 40% investment	23.7	61.4	37.7
Total	20.9	61.4	40.5

Realized gain on the sale of 11.88% of the ASMPT shares	242.8	—	(242.8)
Unrealized remeasurement gain on the remaining 40% of the ASMPT shares and amortization intangibles recognized in purchase price allocation	763.6	(22.5)	(786.1)

Total net earnings allocated to the shareholders of the parent	1,051.9	137.3	(914.6)

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ANNEX 3

ASM INTERNATIONAL N.V.
CONSOLIDATED STATEMENTS OPERATIONS

	Three months ended December 31,		Full year
	2013	2014	2013	2014
EUR thousand, except earnings per share	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	126,949	124,300	612,277	545,604
Cost of sales	(77,015)	(70,809)	(397,727)	(310,606)
Gross profit	49,933	53,491	214,550	234,999

Operating expenses:
Selling, general and administrative	(18,561)	(21,533)	(96,269)	(80,527)
Research and development	(15,033)	(18,534)	(75,391)	(63,858)
Restructuring expenses	(524)	—	(2,473)	(80)
Total operating expenses	(34,118)	(40,067)	(174,133)	(144,465)
Operating result	15,815	13,424	40,418	90,534
Net interest expense	(608)	127	(1,961)	(728)
Accretion of interest	—	—	(10)	—
Foreign currency exchange gains (losses)	(3,850)	8,165	(8,158)	26,439
Result from investments	(341,763)	2,901	1,030,132	38,632
Earnings before income taxes	(330,406)	24,617	1,060,421	154,877
Income tax expense	(3,570)	(3,608)	(11,121)	(17,569)
Net earnings	(333,975)	21,009	1,049,300	137,308

Allocation of net earnings:
Shareholders of the parent	(333,975)	21,009	1,051,893	137,308
Minority interest	—	—	(2,593)	—

Net earnings per share, allocated to the shareholders of the parent:
Basic net earnings	(5.70)	0.33	16.60	2.16
Diluted net earnings (1)	(5.70)	0.33	16.35	2.14

Weighted average number of shares used in
computing per share amounts (in thousand):
Basic	63,294	63,658	63,202	63,510
Diluted (1)	63,294	64,606	64,196	64,302

Outstanding shares:	63,468	62,968	63,468	62,968

(1) The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually. The possible increase of common shares caused by employee stock options for the three month ended December 31, 2014 with 947,621 common shares and for the full year, 2014 with 791,773 common shares, adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

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ASM INTERNATIONAL N.V.
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2013	2014
EUR thousand		(unaudited)
Assets

Cash and cash equivalents	312,437	385,777
Accounts receivable, net	83,017	81,971
Inventories, net	104,467	123,463
Income taxes receivable	1,226	2,868
Deferred tax assets	3,739	1,558
Other current assets	12,521	21,647
Total current assets	517,408	617,284

Deferred tax assets	1,320	1,809
Other intangible assets	5,637	3,960
Goodwill, net	11,421	12,104
Investments and associates	943,954	1,092,097
Other non current assets	1,648	2,676
Evaluation tools at customers	13,332	17,767
Property, plant and equipment, net	56,531	79,236
Total Assets	1,551,249	1,826,932

Liabilities and Shareholders' Equity

Accounts payable	44,837	61,053
Other current payables	46,526	57,903
Income taxes payable	10,087	15,952
Total current liabilities	101,450	134,908

Pension liabilities	2,514	1,825
Deferred tax liabilities	35	—
Total Liabilities	103,999	136,732

Total Shareholders' Equity	1,447,249	1,690,200

Total Liabilities and Equity	1,551,249	1,826,932

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

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ASM INTERNATIONAL N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended December 31,		Full year
	2013	2014	2013	2014
EUR thousand	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net earnings	(333,975)	21,009	1,049,300	137,308
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation and amortization	5,647	5,833	29,271	21,222
Interest and FX expenses non cash	44	(8,324)	677	(23,225)
Other current assets	(3,113)	(4,310)	7,446	(7,531)
Compensation expenses	702	2,646	4,703	7,476
Associates	341,763	(2,901)	(1,030,132)	(38,632)
Deferred tax to income	875	37	(296)	3,042
Income taxes	3,077	3,357	4,924	2,738
Changes in other assets and liabilities:
Accounts receivable	(21,146)	(3,297)	(8,477)	6,756
Inventories	9,702	(12,939)	(18,111)	(11,712)
Accounts payable	9,103	9,909	11,349	20,979
Net cash provided (used) by operating activities	12,679	11,020	50,654	118,421

Cash flows from investing activities:
Capital expenditures	(8,753)	(14,243)	(19,172)	(38,678)
Proceeds from sale of property, plant and equipment	1,306	105,000	3,969	359
Purchase of intangible assets	(37)	(1,310)	(470)	(1,496)
Disposal of investments	(54)	—	298,254	—
Net cash used in investing activities	(7,538)	(15,448)	282,581	(39,815)

Cash flows from financing activities:
Debt redemption, net	—	—	(21,908)	—
Debt issuance fees paid	—	—	—	(1,416)
Purchase of treasury shares	—	(29,338)	—	(29,338)
Proceeds from issuance of common shares	4,604	1,714	5,841	4,758
Proceeds from non consolidated investments	(105)	—	10,171	19,974
Dividend to shareholders ASMI	139	—	(31,541)	(31,828)
Capital distribution	—	—	(269,668)	—
Net cash provided (used) in financing activities	4,638	(27,624)	(307,105)	(37,850)
Exchange rate effects	(953)	8,244	(4,168)	32,584
Net increase (decrease) in cash and cash equivalents	8,826	(23,808)	21,962	73,340
Cash and cash equivalents at beginning of period	303,611	409,585	290,475	312,437
Cash and cash equivalents at end of period	312,437	385,777	312,437	385,777

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

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ASM INTERNATIONAL N.V.
DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (1/3)

The Company organizes its activities in two operating segments, Front-end and Back-end.
The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company held a majority interest until March 15, 2013. As per March 15, 2013 the Company holds approximately 40.08% share in ASMPT. Per the same date control on ASMPT ceased and the numbers are deconsolidated. The remaining shares are listed on the Stock Exchange of Hong Kong. The segment's main operations are located in Hong Kong, Singapore, the People's Republic of China, Malaysia and Germany. As per December 31, 2014 the interest in ASMPT amounts to 40%.

	Three months ended December 31, 2013
	Front-end	Back-end	Total
EUR thousand	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	126,949	—	126,949
Gross profit	49,933	—	49,933
Operating result	15,815	—	15,815
Net interest expense	(608)	—	(608)
Foreign currency exchange losses	(3,850)	—	(3,850)
Result from investments	—	(341,763)	(341,763)
Income tax expense	(3,570)	—	(3,570)
Net earnings	7,788	(341,763)	(333,975)

Net earnings allocated to:
Shareholders of the parent			(333,975)
Minority interest			—

Capital expenditures and purchase of intangible assets	8,790	—	8,790
Depreciation and amortization	5,647	—	5,647
	Three months ended December 31, 2014
	Front-end	Back-end	Total
	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	124,300	—	124,300
Gross profit	53,491	—	53,491
Operating result	13,424	—	13,424
Net interest expense	127	—	127
Foreign currency exchange gains	8,165	—	8,165
Result from investments	(278)	3,179	2,901
Income tax expense	(3,608)	—	(3,608)
Net earnings	17,830	3,179	21,009

Net earnings allocated to:
Shareholders of the parent			21,009
Minority interest			—

Capital expenditures and purchase of intangible assets	15,552	—	15,552
Depreciation and amortization	5,833	—	5,833

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

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ASM INTERNATIONAL N.V.
DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (2/3)

	Full year 2013
	Front-end	Back-end	Total
EUR thousand	(unaudited)	(unaudited)-2-	(unaudited)
Net sales to unaffiliated customers	451,992	160,286	612,277
Gross profit	176,160	38,390	214,550
Operating result	44,704	(4,287)	40,418
Net interest expense	(1,649)	(312)	(1,961)
Accretion of interest	—	(10)	(10)
Foreign currency exchange gains (losses)	(9,005)	847	(8,158)
Result from investments	—	1,030,132	1,030,132
Income tax expense	(9,484)	(1,637)	(11,121)
Net earnings	24,565	1,024,734	1,049,300

Net earnings allocated to:
Shareholders of the parent			1,051,893
Minority interest			(2,593)

Capital expenditures and purchase of intangible assets	13,181	6,460	19,641
Depreciation and amortization	20,671	8,600	29,271

Cash and cash equivalents	312,437	—	312,437
Capitalized goodwill	11,421	—	11,421
Other intangible assets	5,637	—	5,637
Investments and Associates	278	943,676	943,954
Other identifiable assets	277,800	—	277,800
Total assets	607,573	943,676	1,551,249
Headcount in full-time equivalents -1-	1,502	—	1,502

1) Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.
2) Operational results and cash flow numbers relate to the period January 1, 2013 - March 15, 2013.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

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ASM INTERNATIONAL N.V.
DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (3/3)

	Full year 2014
	Front-end	Back-end	Total
EUR thousand	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	545,604	—	545,604
Gross profit	234,999	—	234,999
Operating result	90,534	—	90,534
Net interest expense	(728)	—	(728)
Foreign currency exchange gains	26,439	—	26,439
Result from investments	(278)	38,910	38,632
Income tax expense	(17,569)	—	(17,569)
Net earnings	98,398	38,910	137,308

Net earnings allocated to:
Shareholders of the parent			137,308
Minority interest			—

Capital expenditures and purchase of intangible assets	40,174	—	40,174
Depreciation and amortization	21,221	—	21,221

Cash and cash equivalents	385,777	—	385,777
Capitalized goodwill	12,104	—	12,104
Other intangible assets	3,960	—	3,960
Investments & Associates	—	1,092,097	1,092,097
Other identifiable assets	332,995	—	332,995
Total assets	734,836	1,092,097	1,826,932
Headcount in full-time equivalents ¹	1,636	—	1,636

1) Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

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ASM INTERNATIONAL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation
ASM International N.V, ("ASMI") follows accounting principles generally accepted in the United States of America ("US GAAP").
Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

Principles of Consolidation
The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The non-controlling interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

Change in accounting policies
No significant changes in accounting policies incurred during the fourth quarter of 2014.

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ASM INTERNATIONAL N.V.
RECONCILIATION US GAAP - IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The major differences relate to development costs, goodwill, inventory obsolescence reserve, debt issuance fees and pension plans.

The reconciliation between IFRS and US GAAP is as follows:
	Three months ended December 31,		Full year
Net earnings	2013	2014	2013	2014
EUR million, except per share date	(unaudited)	(unaudited)	(unaudited)	(unaudited)
US GAAP, net earnings allocated to common shares	(334.0)	21.0	1,051.9	137.3
Adjustments for IFRS:
Reversal inventory write downs	(0.4)	0.4	—	0.2
GAAP differences investments	0.2	0.7	—	0.8
Goodwill	—	3.2	9.5	3.2
Development expenses	(0.5)	0.7	0.8	0.8
Debt issuance fees	0.1	0.1	0.5	(1.0)
Total adjustments	(0.6)	5.1	10.8	4.0
IFRS	(334.5)	26.1	1,062.7	141.3

IFRS allocation of net earnings for common shares:
Continued operations	(332.4)	22.9	(342.514)	138.2
Discontinued operations 1)	(2.1)	3.2	1,405.3	3.2

1) Discontinued operations include the ASMI share in net earnings of ASMPT until March 15, 2013, net result on the sale of ASMI's 12% share and the remeasurement gain on the remaining ASMI share.

Net earnings per share, diluted:
Continued operations	€(4.77)	€0.35	€(5.34)	€2.15
Discontinued operations	€(0.45)	€0.01	€21.89	€0.05
Total operations	€(5.21)	€0.40	€16.55	€2.20

			Shareholders' equity
			December 31,	December 31,
			2013	2014
EUR million				(unaudited)

US GAAP			1,447.2	1,690.2
Adjustments for IFRS:
Goodwill			(0.9)	(0.9)
Debt issuance fees			(0.3)	(1.2)
Reversal inventory write downs			1.8	2.3
Development expenses			47.5	51.4
GAAP differences investments			—	0.9
Pension plans			0.2	0.3
Total adjustments			48.4	52.7
IFRS			1,495.6	1,742.9

Amounts are rounded to the nearest million euro; therefore amounts may not equal (sub) totals due to rounding.

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